

February 28, 2011

Mr. John G. Oblazney
Chief Financial Officer
Hurco Companies, Inc.
One Technology Way
Indianapolis, Indiana 46268

      **Re:**    **Hurco Companies, Inc.**
              **Form 10-K for the year ended October 31, 2010**
              **File No. 000-09143**

Dear Mr. Oblazney:

       We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended October 31, 2010

Financial Statements, page 31

Note 11. Guarantees and Product Warranties, page 49

1.      We noted from your tabular disclosure that your warranty accrual has decreased
        significantly from the beginning of fiscal 2008 to your accrual at the end of fiscal 2010.
        In addition, we noted your related warranty provision has fluctuated significantly.
        However, we did not see any related discussion explaining the reason for the fluctuations
        between periods.  Please revise future filings to include a discussion of the significant
        change in your warranty provision and accrual so that investors may better understand the
        reasons for significant fluctuations.  Please provide us with your proposed revised
        disclosure as part of your response.  In this regard, please specifically tell us what factors
        caused your provision for warranties of $799 during 2009 to be significantly less than
        your provision for warranties during 2008 and 2010 of $2,944 and $2,170, respectively.

Definitive Proxy Statement on Schedule 14A

2.      Please tell us where you filed the proxy card.

Nominating and Governance Committee, page 11

3.      Please tell us, and revise future filings to disclose, whether, and if so how, your
        nominating and governance committee or board considers diversity in identifying
        nominees for directors, as required by Item 407(c)(2)(vi) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters.  Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief